RADICA GAMES LIMITED

                               1998 ANNUAL REPORT
                    (for fiscal year ended October 31, 1998)

ABOUT RADICA:(R)

Radica Games Limited (NASDAQ - RADAF) is a Bermuda company headquartered in Hong Kong. The Company is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the USA, Canada and the UK, and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com".


FINANCIAL HIGHLIGHTS

OPERATING RESULTS                                        1998        1997        1996
(US dollars in thousands, except per share data)
-------------------------------------------------------------------------------------

Net sales                                              $155,618    $87,760    $47,535

Net income                                             $ 51,256    $29,586    $ 1,494

Earnings per share - assuming dilution                 $   2.39    $  1.37    $  0.07

Average number of shares and dilutive                    21,488     21,636     21,439
  potential common share outstanding



FINANCIAL POSITION AT OCTOBER 31,                        1998        1997       1996
(US dollars in thousands)
-------------------------------------------------------------------------------------

Working capital                                        $ 59,913    $48,860    $18,847

Total assets                                           $113,521    $79,449    $42,725

Total liabilities                                      $ 33,682    $17,856    $10,912

Shareholders' equity                                   $ 79,839    $61,593    $31,813

TO OUR SHAREHOLDERS
-------------------


We are pleased to report record results for the second year in a row. Most importantly, we have enhanced the asset base of our business. This base includes our most important asset, our people, and their creativity along with a strong balance sheet, world-class manufacturing, a strong line of products, strengthened brands and new technologies. These accomplishments have positioned us for an exciting future.

Radica grew by 77% in 1998 to $155.6 million in sales, which generated 77% EPS growth to $2.53 per share. This growth resulted from efforts to diversify our product line while maintaining the strength of continuing business segments. Radica has revolutionized the handheld game business by recreating it as a virtual reality medium. In the racing category our NASCAR(R) Racer game proved to be one of the top products in the industry by giving players the feeling that they were really behind the wheel of a NASCAR vehicle. Stealth Assault(TM) created the first air combat game with Virtual Motion Sensor(TM) (VMS) that allows you to feel like you are actually flying. Trail Burner(TM) created the real feel of extreme mountain biking. This product strategy is best summed up by our new advertising slogan, "Get Real, Get Radica(TM).

As a result of this strategy we were able to build our market share of handheld games to 28% for 1998, up from 18% in 1997. This achievement carries with it the challenge of maintaining leadership in product innovation. We are meeting that challenge by adding talent to our management and product development teams. In 1998 we added significantly to our marketing expertise including the addition of Gene Murtha to our staff as President, Americas. Gene brings to Radica over 20 years of marketing and product development experience in toys and games.

We have also formed a new product development team that is located in the San Francisco Bay Area. Included in the same office is the organization we acquired as part of the Girl Tech acquisition and their Internet site group. Together these groups provide a new gateway into the technology community on the West Coast. To further support our growth we have increased our engineering staff in both Hong Kong and China.

Girl Tech represents the first effort by Radica to diversify its business outside of our traditional handheld game category. The Girl Tech mission is to empower and enhance girls' lives through technology. Our 1999 product line embodies this promise through the use of voice recognition technology addressing girls' privacy issues. Our new Password Journal(TM), Door Pass(TM) and Bug 'Em(TM) will be our leading Girl Tech product introductions this year. However, we have just brushed the surface of what is possible here. These possibilities include exploring ways of capitalizing more directly upon the growth of the Internet and our award-winning web site (www.girltech.com).

We are determined to diversify our business, but we want to do it based upon a well- constructed strategy that builds upon our strengths. With that in mind we have retained Gerard Klauer Mattison ("GKM") to advise us on strategic acquisitions and other opportunities designed to build shareholder value. GKM is highly experienced in our industry and will add significant expertise to our diversification process.

Our efforts to diversify will include initiatives for the coming year to expand the customer base of our Original Design Manufacturing ("ODM") business.
Historically, all of our ODM sales came from the Hasbro Games Group. Our relationship with Hasbro continues to be strong. We are currently preparing to manufacture four Star Wars (TM) handheld electronic games for Hasbro for the upcoming new Star Wars(TM) movie scheduled for 1999. Additionally, we added some powerful ODM experience to our Board this year with the addition of Henry Hu as a director. Henry has been a pioneer in creating toy-manufacturing businesses in Asia over his many years in the industry.

During the year we doubled the size of our factory in China while meeting increased production demands without any disruption in service or quality. We are very proud of our organization and facility in Dongguan and what they have accomplished this year. Production doubled from 11 million units to almost 22 million units in 1998. We believe our factory capability is a powerful competitive weapon creating industry-leading margins, shortened time-to-market and quality products.

Another important strategic initiative for Radica is the building of our distribution network around the world. During the year we added nine new distributors for 1999. This strengthens our presence in many of the key markets and will add promotion for the Radica brand since most distributors have promised advertising support for our product line.

At the end of the day, great product is the key. We believe Radica is the clear leader in product innovation, consumer stimulation and play value. For 1999 we are incorporating more new technologies than at any time in our history. But, technology means little unless it adds great game play and the "wow" factor. We have already mentioned voice recognition technology that adds the sizzle to the Girl Tech line. Also new is our invention of the scrolling LCD, which is included in our new Buckmasters(R) Deer Huntin'(TM) game. This adds the dimension of tracking the deer that would not have been possible before with traditional LCD's. We also are introducing color and 3D graphics with our new 3D Alien Intruder(TM) vision game. With this game the action jumps out at you through the vision scope. Probably the most exciting new innovation is our swing sensor technology for the Grip 'n Rip Golf game. This game senses swing velocity and club head angle to realistically measure the power and direction of your swing.

We are passionate about creating great products that push the limits of what is possible in our industry. 1998 has again proven that great results can be created by a highly motivated team focused on innovation and creativity. The 1999 product line takes this creativity to the next level. For 2000 and beyond we are determined to reach new levels of innovation and achievement.

Sincerely,

/s/ Jon N. Bengtson                             /s/ Robert E. Davids

Jon N. Bengtson                                 Robert E. Davids
Chairman                                        Chief Executive Officer
February 10, 1999                               February 10, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------

RESULTS OF OPERATIONS

FISCAL 1998 COMPARED TO FISCAL 1997

         The following table sets forth items from the Company's Consolidated Statements of Income as a percentage of net revenues:

                                                                Year ended October 31,
                                              -----------------------------------------------------
                                                   1998               1997                1996
                                              --------------     --------------      --------------

Net revenues                                          100.0%             100.0%              100.0%
Cost of sales                                          45.4%              46.6%               64.6%

Gross margin                                           54.6%              53.4%               35.4%
Selling, general and administrative expenses           17.8%              16.4%               24.7%
Research and development                                2.4%               2.4%                3.6%
Acquired research and development                       1.0%                --                  --
Depreciation and amortization                           2.2%               2.6%                3.3%

Operating income                                       31.2%              32.0%                3.8%
Other income                                            0.5%               1.0%                1.6%
Share of loss of affiliated company                   (0.2%)              (0.1%)                 --
Interest income (expense), net                          1.2%               1.0%               (0.4%)
Unusual item                                             --                 --                 1.5%

Income before income taxes                             32.7%              33.9%                6.5%
Credit (provision) for income taxes                     0.2%              (0.2%)               0.3%
Discontinued operation                                   --                --                 (3.7%)

Net income                                             32.9%              33.7%                3.1%

         Net sales for the year ended October 31, 1998 were $155.6 million, increasing 77.2% from $87.8 million for the prior year.

         The following table sets out the percentages of sales achieved from each category of products:

                                                         YEAR ENDED OCTOBER 31,
                          ------------------------------------------------------------------------------
                                          1998                                     1997
                          ------------------------------------    ----------- --------------------------
                              % OF            UNITS     NO. OF         % OF           UNITS       NO. OF
PRODUCT LINES               NET SALES          SOLD     MODELS      NET SALES         SOLD        MODELS
-------------               ---------          ----     ------      ---------         ----        ------

Fishing games                   44.0%       5,598,897        5          40.7%       3,261,086         3

Combat games                     4.6%         548,632        4           2.7%         208,649         2

Sports games                    10.0%       1,145,824       12           9.3%         726,478         7

Casino games
-- Handheld                      7.6%       3,035,888       54          13.2%       3,416,426        84
-- Tabletop                      0.9%         172,956       11           2.4%         238,310        32

Heritage games                   7.4%       1,037,105       16          12.3%         985,163        16

Extreme games                    4.5%         466,921        3           0.0%            --          --

ODM products                    21.0%       5,663,867       20          19.4%       3,519,665        12
                           ----------  --------------  --------      ---------  --------------  --------

Total                          100.0%      17,670,090      125         100.0%      12,355,777       156
                           ==========  ==============  ========      =========  ==============  ========

         During 1998, the Company sold 125 different  models of games,  totaling
17.7 million units, compared to 156 models totaling 12.4 million units in 1997, an increase of 42.7%. Of the 125 models of Radica and Monte Carlo games sold during the period a number of models are discontinued lines, which unless the market warrants reintroduction, the Company only intends to continue selling so long as inventories exist. Twenty new models were sold during 1998. The Company intends to introduce approximately 25 new models in 1999.

         The gross profit for fiscal year 1998 was $85.0 million compared to $46.9 million for fiscal 1997, an increase of 81.2%. The gross margin for the year was 54.6% compared to 53.4% for fiscal year 1997.

         Operating profit for fiscal year 1998 was $48.6 million, an increase of $20.5 million from $28.1 million in fiscal 1997. Operating expenses increased to $36.4 million from $18.8 million in 1997.

         The following table lays out the changes in operating expenses for the major expense categories.

                                                    October 31,
                                           ---------------------------
                                               1998           1997
                                           ------------    -----------
                                              (dollars in millions)

     Commissions                            $    4.73      $     2.45
     Indirect salaries and wages                 6.36            4.72
     Advertising and promotion expenses          9.20            0.80
     Research and development expenses           3.71            2.10


         The effective blended tax rate for the year ended October 31, 1998 was a credit of 0.5% on continuing operations compared to a provision of 0.6% for fiscal 1997. The tax credit for the year was comprised of an expense of $4.0 million representing 7.8% of pre-tax income, offset by a one time deferred tax credit of $4.6 million. This compared to a charge of $0.2 million in 1997, or 0.6% of pre-tax income. The increase in tax expense for the year was as a result of the brought forward losses in the US subsidiary being used up resulting in the US profits of the distribution operation becoming fully taxable.

         Net profit for fiscal year 1998 was $51.3 million or $2.53 per share compared to $29.6 million or $1.43 per share in fiscal 1997.

CAPITAL RESOURCES AND LIQUIDITY

         Cash and cash equivalents totaled $33.1 million at October 31, 1998, a drop of $0.4 million from October 31, 1997. Working capital at October 31, 1998 was $59.9 million, an $11.0 million increase from working capital of $48.9 million at October 31, 1997. The increase in working capital is due primarily to an increase in net income offset by the purchase of 2,610,400 Company shares at an average price of $14.36 during the fiscal year. The ratio of current assets to current liabilities decreased to 2.8 at October 31, 1998 from 3.7 at October 31, 1997. This decrease in the current ratio is due mainly to the purchase of the Company's shares.

         There were no short-term borrowings at October 31, 1998 and 1997.

         The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.


FISCAL 1997 COMPARED TO FISCAL 1996

         Net sales for the year ended October 31, 1997 were $87.8 million, increasing 84.8% from $47.5 million for the prior year. Approximately 50.6% of sales related to Sports games, 12.4% to Heritage games, 2.7% to Action games, 15.7% to Casino games and 18.6% to ODM sales in fiscal 1997 in comparison to
18.1 %, 17.3%, 0%, 40.5% and 24.1% in fiscal 1996. During 1997, the Company sold
156 different models of games, totaling 12.4 million units, compared to 139 models totaling 9.0 million units in 1996, an increase of 37.8%. Of the 147 models of Radica and Monte Carlo games sold during the period 122 models were discontinued lines, which unless the market warranted reintroduction, the Company only intended to continue selling so long as inventories exist. Ten new models were sold during 1997.

         The gross profit for fiscal year 1997 was $46.9 million compared to $16.8 million for fiscal 1996, an increase of 179.2%. The gross margin for the year was 53.4% compared to 35.4% for fiscal year 1996. The increase in gross margin was due to higher sales volume of current and new product at historic margin levels relative to sales of low margin promotional product and ODM production. In addition, approximately 3.6% of the year end margin or $3.2 million was as a result of sales of product which had previously been written off.

         Operating profit for fiscal year 1997 was $28.1 million, an increase from $1.8 million from fiscal 1996. Operating expenses increased 25.3% to $18.8 million from $15 million in 1996. Commissions increased 113% to $2.45 million from $1.15 million in fiscal 1996; indirect salaries and wages increased 36.8% to $4.72 million from $3.45 million in fiscal 1996; advertising and promotion expenses increased 11.1% to $0.8 million from $0.72 million in fiscal 1996; and research and development expenses increased 23.5% to $2.10 million from $1.70 million in fiscal 1996.

         The effective blended tax rate for the year ended October 1997 was 0.6% on continuing operations compared to a credit of 3.9% for fiscal 1996. This was due to the effective USA tax rate of 34% combined with the 16.5% effective tax rate of the operations in Hong Kong and 0% effective tax rate of the manufacturing operation in China conducted by a British Virgin Islands subsidiary. It should be noted that the US subsidiary had significant releases of inventory provisions which were not taxable during the year, so that although it was profitable there was no tax charge.

         Net profit for fiscal year 1997 of $29.6 million or $1.43 per share compared to $1.5 million or $.07 per share in fiscal 1996.

FISCAL 1996 COMPARED TO FISCAL 1995

         Net sales for the year ended October 31, 1996 were $47.5 million, decreasing 9.9% from $52.7 million for the prior year. Approximately 40.5% of sales related to Casino games, 17.3% to Heritage games, 18.1% to Sports games and 24.1% to ODM sales in fiscal 1996 in comparison to 94.5%, 2.9%, 0% and 2.6% in fiscal 1995. During 1996, the Company sold 139 different models of games, totaling 9.0 million units, compared to 104 models totaling 8.6 million units in 1995, an increase of 4.7%. Of the 139 models of Radica and Monte Carlo games sold during the period 87 models were discontinued lines, which unless the market warranted reintroduction, the Company only intended to continue selling so long as inventories exist. Twelve new models were sold during 1996 including a Sports line of Casino games, Tournament Golf, Golf Range, World Class Golf, Bass Fishin'(TM), King Pin Bowling, 9 Ball Pool, Pinball Rider, Talking Bingo, Hearts and Gin Rummy.

         The gross profit for fiscal year 1996 was $16.8 million compared to $18 million for fiscal 1995, a decrease of 6.7%. The gross margin for the year was 35.4% compared to 34.2% for fiscal year 1995. The increase in gross margin was due to the sale of new Sports and Heritage product at higher margins offset by continued sales of promotional Casino product at low margins and lower margin ODM production for the Hasbro Games Group.

         Operating profit for fiscal year 1996 before accounting for cessation of Pub Poker business was $1.8 million, an increase from operating loss of $22.1 million for fiscal 1995. Operating expenses decreased 62.6% to $15.0 million from $40.1 million in 1995. These decreases were primarily due to the effects of the Company's cost cutting program together with lower commissions due to lower sales and a new commission structure and the write down of assets of $15.3 million in fiscal 1995. Commissions decreased 62.2% to $1.15 million from $3.04 million in fiscal 1995; indirect salaries and wages decreased 45.4% to $3.45 million from $6.32 million in fiscal 1995; advertising and promotion expenses decreased 76.8% to $0.72 million from $3.10 million in fiscal 1995; and research and development expenses decreased 19.0% to $1.70 million from $2.10 million in fiscal 1995.

         The effective blended tax rate for the year ended October 1996 was a credit of 3.9% on continuing operations compared to a credit of 4.0% for fiscal 1995. This was due to the effective USA tax rate of 34% combined with the 16.5% effective tax rate of the operations in Hong Kong and 0% effective tax rate of the manufacturing operation in China conducted by a British Virgin Islands subsidiary.

         After tax profit from continuing operations of $3.2 million or $.15 per share for fiscal year 1996 compared to a net loss of $21.5 million or $.94 per share in the prior year.

         Net profit after discontinued operations for fiscal year 1996 of $1.5 million or $.07 per share compared to a net loss for fiscal 1995 of $21.7 million or $.95 per share.

                                        RADICA GAMES LIMITED

                                    CONSOLIDATED BALANCE SHEETS

                                               ASSETS
                                                                                           At October 31,
                                                                               ------------------------------------
(US dollars in thousands, except share data)                                         1998                1997*
                                                                               ----------------    ----------------
Current assets:
Cash and cash equivalents                                                              $ 33,141            $ 33,504
Short-term investments (Note 3)                                                               -               2,050
Accounts receivable, net of allowances for doubtful
  accounts of $466 in 1998 and $908 in 1997 and estimated
  customer returns of $1,375 in 1998 and $2,327 in 1997                                  33,249              18,740
Inventories, net of provision of $2,414 in 1998 and
  $3,479 in 1997 (Note 4)                                                                21,534              11,741
Prepaid expenses and other current assets                                                 1,126                 681
Deferred income taxes (Note 9)                                                            4,545                   -
                                                                               ----------------    ----------------

        Total current assets                                                             93,595              66,716
                                                                               ----------------    ----------------

Investment in affiliated company (Note 5)                                                   823                 194
                                                                               ----------------    ----------------

Property, plant and equipment, net (Note 6)                                              16,093              12,539
                                                                               ----------------    ----------------

Intangible assets, net (Note 7)                                                           3,000                   -
                                                                               ----------------    ----------------

Deferred income taxes, noncurrent (Note 9)                                                   10                   -
                                                                               ----------------    ----------------

        Total assets                                                                  $ 113,521            $ 79,449
                                                                               ================    ================


                                    LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable                                                                       $ 11,694            $  8,209
Accrued warranty expenses                                                                 2,470               2,161
Accrued payroll and employee benefits                                                     3,510               1,249
Accrued advertising expenses                                                              6,178                 718
Accrued sales expenses                                                                    3,316               1,254
Commissions payable                                                                       1,444                 915
Accrued other expenses                                                                    3,005               3,058
Income taxes payable                                                                      2,065                 213
Deferred income taxes (Note 9)                                                                -                  79
                                                                               ----------------    ----------------

        Total current liabilities                                                        33,682              17,856
                                                                               ----------------    ----------------

Shareholders' equity:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
 18,864,294 shares outstanding (20,860,200 at Oct. 31, 1997) (Note 11)                      189                 209
Additional paid-in capital                                                                9,298              28,589
Retained earnings                                                                        70,396              32,800
Cumulative translation adjustment                                                           (44)                 (5)
                                                                               ----------------    ----------------

       Total shareholders' equity                                                        79,839              61,593
                                                                               ----------------    ----------------

       Total liabilities and shareholders' equity                                       113,521              79,449
                                                                               ================    ================

* Restated to conform with 1998 presentation.


 /s/ Jon N. Bengtson                                   /s/ David C.W. Howell
--------------------------                         ---------------------------
       Director                                              Director

        See accompanying notes to the consolidated financial statements.

                                                  RADICA GAMES LIMITED

                                         CONSOLIDATED STATEMENTS OF OPERATIONS

(US dollars in thousands, except per share data)                                       Year ended October 31,
                                                                 -------------------------------------------------------------
                                                                         1998                1997*                1996*
                                                                 -------------------  -------------------  -------------------
Revenues:
Net sales                                                               $    155,618          $    87,760          $    47,535
Cost of sales                                                                (70,576)             (40,888)             (30,696)
                                                                 -------------------  -------------------  -------------------
Gross profit                                                                  85,042               46,872               16,839
                                                                 -------------------  -------------------  -------------------

Operating expenses:
Selling, general and administrative expenses                                 (27,788)             (14,403)             (11,752)
Research and development                                                      (3,710)              (2,099)              (1,699)
Acquired research & development                                               (1,500)                   -                    -
Depreciation and amortization                                                 (3,423)              (2,278)              (1,594)
                                                                 -------------------  -------------------  -------------------
Total operating expenses                                                     (36,421)             (18,780)             (15,045)
                                                                 -------------------  -------------------  -------------------

Operating income from continuing operations                                   48,621               28,092                1,794

Other income                                                                     807                  915                  748

Share of loss of affiliated company                                             (334)                (141)                   -

Net interest                                                                   1,896                  913                 (165)
                                                                 -------------------  -------------------  -------------------

Income from continuing operations
  before income taxes and unusual item                                        50,990               29,779                2,377

Unusual item (Note 8)                                                              -                    -                  709
                                                                 -------------------  -------------------  -------------------

Income from continuing operations before income taxes                         50,990               29,779                3,086

Credit (provision) for income taxes (Note 9)                                     266                 (193)                 120
                                                                 -------------------  -------------------  -------------------

Income from continuing operations after income taxes                          51,256               29,586                3,206

Discontinued operation: (Note 10)
  Loss from operation of Pub Poker business                                      -                      -               (1,712)
                                                                 -------------------  -------------------  -------------------

Net Income                                                              $     51,256          $    29,586          $     1,494
                                                                 ===================  ===================  ===================

Earnings per share - basic: (Note 12)
Income from continuing operations                                       $       2.53          $      1.43          $      0.15
Effect of discontinued operation                                                   -                    -                (0.08)
                                                                 -------------------  -------------------  -------------------

Net earnings per share                                                  $       2.53          $      1.43          $      0.07
                                                                 ===================  ===================  ===================

Average number of shares outstanding                                      20,239,790           20,761,020           21,439,452
                                                                 ===================  ===================  ===================

Earnings per share - assuming dilution: (Note 12)
Income from continuing operations                                       $       2.39          $      1.37          $      0.15
Effect of discontinued operation                                                   -                    -                (0.08)
                                                                 -------------------  -------------------  -------------------

Net earnings per share and dilutive potential common stock              $       2.39          $      1.37          $      0.07
                                                                 ===================  ===================  ===================

Average number of shares and
  dilutive potential common stock outstanding                             21,488,364           21,635,926           21,439,452
                                                                 ===================  ===================  ===================

* Restated to conform with 1998 presentation.

        See accompanying notes to the consolidated financial statements.



                                                     RADICA GAMES LIMITED

                                         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                  (US dollars in thousands)


                                                 Common stock
                                                 ------------           Additional                     Cumulative        Total
                                          Number                          paid-in        Retained       translation    shareholders'
                                         of shares        Amount          capital        earnings       adjustment        equity
                                        -----------     -----------     -----------     -----------     -----------    ------------

Balance at October 31, 1995              22,780,000     $       228     $    28,328     $     1,720     $        21     $    30,297
Cancellation of stock                    (2,100,000)            (21)             21            --              --              --
Grant of stock options                         --              --                22            --              --                22
Net income                                     --              --              --             1,494            --             1,494
                                        -----------     -----------     -----------     -----------     -----------     -----------

Balance at October 31, 1996              20,680,000     $       207     $    28,371     $     3,214     $        21     $    31,813
Stock options exercised                     180,200               2             218            --              --               220
Net income                                     --              --              --            29,586            --            29,586
Foreign currency translation                   --              --              --              --               (26)            (26)
                                        -----------     -----------     -----------     -----------     -----------     -----------

Balance at October 31, 1997              20,860,200     $       209     $    28,589     $    32,800     $        (5)    $    61,593
Issuance of stock                           190,094               2           3,598            --              --             3,600
Cancellation of repurchased
  stock (Note 11)                        (2,610,400)            (26)        (23,901)        (13,660)           --           (37,587)
Stock options exercised                     424,400               4           1,012            --              --             1,016
Net income                                     --              --              --            51,256            --            51,256
Foreign currency translation                   --              --              --              --               (39)            (39)
                                        -----------     -----------     -----------     -----------     -----------     -----------
Balance at October 31, 1998              18,864,294     $       189     $     9,298     $    70,396     $       (44)    $    79,839
                                        ===========     ===========     ===========     ===========     ===========     ===========

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (US dollars in thousands)


                                                Year ended October 31,
                                            -----------------------------------
                                             1998         1997*         1996*
                                            -------      -------       --------

Cash flow from operating activities:
Net income                                  $ 51,256     $ 29,586      $ 1,494
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Deferred income taxes                       (4,634)         108            -
  Depreciation                                 1,923        1,613        1,594
  Amortization                                 1,500          665            -
  Shares of loss of affiliated company           334          141            -
  Acquired research and development            1,500           -             -
  Loss (gain) on disposal and write
    off of property, plant and
    equipment                                     22          (21)         (97)
Provision for compensation expense
  related to stock options                        -             -           22
Changes in assets and liabilities:
  Accounts receivable                        (14,548)      (9,142)         618
  Inventories                                 (9,793)        (757)       5,488
  Prepaid expenses and other current
    assets                                      (445)        (134)         (16)
  Accounts payable                             3,485        2,674        2,529
  Accrued payroll and employee benefits        2,261          563          445
  Commissions payable                            529          439         (527)
  Accrued advertising expenses                 5,460          461          (79)
  Accrued sales expenses                       2,062         (573)        (277)
  Accrued warranty expenses                      309          607        1,101
  Accrued other expenses                         (53)       2,625       (1,741)
  Income taxes payable                         1,852          168        1,351
                                            --------      -------      --------

Net cash provided by operating
activities                                    43,020       29,023       11,905


Cash flow from investing activities:
Decrease (increase) in short-term
  investments                                  2,050       (1,973)           -
Proceeds from sale of property, plant
  and equipment                                   33           61          929
Purchase of property, plant and equipment     (5,532)      (1,255)        (874)
Purchase of Girl Tech assets                  (2,400)           -            -
Investment in an affiliate company              (963)      (1,000)           -
Proceeds from the sales of money
  market funds                                     -            -        3,151
                                            --------      -------      --------

Net cash (used in) provided by
  investing activities                        (6,812)     (4,167)        3,206
                                            --------      -------      --------

                              RADICA GAMES LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (US dollars in thousands)


                                                Year ended October 31,
                                            -----------------------------------
                                             1998          1997*         1996*
                                            -------      --------      --------

Cash flow from financing activities:
Repurchase of common stock                  (37,587)           -             -
Funds from stock options exercised            1,016          220             -
Decrease in short-term borrowings                 -            -       (13,970)
Repayment of long-term debt                       -          (99)         (371)
                                            --------     --------      --------
Net cash (used in) provided by
  financing activities                      (36,571)         121       (14,341)
                                            --------     --------      --------
Net (decrease) increase in cash
  and cash equivalents                      $  (363)     $24,977       $   770

Cash and cash equivalents:
  Beginning of year                          33,504        8,527         7,757
                                           --------      --------      --------

End of Year                                 $33,141      $33,504       $ 8,527
                                           ========      ========      ========
Supplementary disclosures of cash
  flow information:
Cash paid during the year:
  Interest                                 $    61       $    12       $   413
  Income taxes                               2,381             -             -



*  Restated to conform with 1998 presentation.

        See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 (US dollars in thousands, except share and per share data)

1.  Organization and Basis of Financial Statements
--------------------------------------------------

     The consolidated financial statements include the accounts of the Company and all subsidiaries. Investments in affiliates, owned more than 20 percent but not in excess of 50 percent, are recorded using the equity method. All significant intra-group transactions and balances have been eliminated on consolidation.

     The Company designs, develops, manufactures and distributes a variety of electronic handheld and mechanical games.

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in US dollars as the Company's sales are predominantly denominated in US dollars.

2.  Summary of Significant Accounting Policies
----------------------------------------------

     Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     Inventories - Inventories are stated at the lower of cost, determined by the weighted average method, or market. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future expected sales.

     Depreciation and amortization of property, plant and equipment - Depreciation is provided on the straight-line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 50 years or where shorter, the remaining term of the lease, by equal annual instalments. Costs of leasehold improvements and leased assets are amortized over the life of the related asset or the term of the lease, whichever is shorter.

     Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income.

     Intangible assets - Intangible assets primarily represent the excess of the purchase price of acquisition of a business over the fair value of the net assets acquired. Intangible assets also represent cost allocated to brand names. Such assets are amortized on a straight-line basis over the period estimated to be benefited, but not to exceed 40 years. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when there is a permanent diminution in value. The Company policy is to charge a full year of amortization in the year of acquisition.

     Mold costs - The Company expenses all mold costs in the year of purchase or for internally produced molds, in the year of construction.

     Revenue recognition - Revenues are recognized as sales when merchandise is shipped. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition, based on historical experience adjusted for known trends.

     Investments - Debt and equity securities which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Debt and equity securities which might be sold prior to maturity are classified as available-for-sale and carried at approximate fair value. Any material unrealized gains and losses related to available-for-sale investments, net of applicable taxes, are reported in other comprehensive income. The Company determines the appropriate classification of securities at the time of purchase and evaluates such classification as of each balance sheet date.

     Income taxes - Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or benefits are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end. A valuation allowance is recognized if it is more likely than not that some portion of, or all of, a deferred tax asset will not be realized.

     Advertising - The production costs of advertising are expensed by the Company the first time the advertising takes place. Advertising costs associated with customer benefit programs are accrued as the related revenues are recognized. Advertising expense was $9,121, $735 and $569 in 1998, 1997 and 1996, respectively.

     Foreign currency translation - Assets and liabilities of foreign operations are translated using year-end exchange rates. Revenues and expenses of foreign operations are translated using average monthly exchange rates. The impact of exchange rate changes is shown as "Cumulative Translation Adjustment" in shareholders' equity. Net losses from foreign exchange transactions of $281, $122 and $102 in 1998, 1997 and 1996 respectively, are included in selling, general and administrative expenses.

     Post-retirement and post-employment benefits - The Company does not provide
     post-retirement   benefits   other   than   pensions   to   employees   and
     post-employment benefits are immaterial.

     Warranty - Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

     Stock options - The Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock options. As a result, no compensation expense has been recognized as the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant. Pro forma disclosures of the effect on net income (loss) and earnings (loss) per share as if the Company had accounted for its employee stock options under the fair value method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", are shown in note 13.

     Earnings per share - Earnings per share is based on the weighted average number of shares of common stock and dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method.

     Use of estimates - The  preparation  of financial  statements in conformity
     with  generally  accepted   accounting   principles  requires  the  use  of
     estimates. Actual results could differ from those estimates.

     Comprehensive income and segment information - Comprehensive income includes both net income and other comprehensive loss (income). Other comprehensive loss for the years ended October 31, 1998, October 31, 1997 and October 31, 1996 of $0, $39 and $26, respectively, represented foreign currency translation adjustments. Accumulated other comprehensive loss (income) included in the accompanying condensed consolidated balance sheets as of October 31, 1998 and October 31, 1997 was $44 and $5, respectively, consisting of the accumulated foreign currency translation adjustment. Further, as the Company has only one operating segment, the adoption of SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", did not result in any restatement of comparative information.

     New accounting standards adopted - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments and hedging activities. Generally, it requires that an entity recognizes all derivatives as either an asset or liability and measures those instruments at fair value, as well as identifying the conditions for which a derivative may be specially designed as a hedge. The Company does not have any derivative instruments.

     Reclassifications - Certain reclassifications have been made to prior periods amounts to conform with the 1998 presentation and to comply with new SFAS's.

3.  Short-term Investments
--------------------------

     The Company's short-term investments, all of which were classified as available-for-sale as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", consisted primarily of United States government and Federal agency securities and were stated at market value.

4.  Inventories
---------------

     Inventories by major categories are summarized as follows:

                                                October 31,
                                      ----------------------------
                                          1998            1997
                                      ------------    ------------

     Raw materials                     $     4,650  $        2,786
     Work in progress                        5,733           2,889
     Finished goods                         11,151           6,066
                                      ------------    ------------
                                       $    21,534   $      11,741
                                      ============    ============


5.  Investment in Affiliated Company
------------------------------------

     In May 1997, the Company acquired approximately 35% of the capital stock of U- Tel, Inc., a private company incorporated in Nevada, United States of America, which is engaged in research and development of telecommunication equipment, for $1,000 in cash. U-Tel, Inc. is in the early stages of its product development cycle and accordingly the excess purchase price over fair value of the net assets acquired of $665, was charged to operations for the year ended October 31, 1997.

     In July 1998, following a refinancing of U-Tel, Inc., the Company purchased additional shares for $963 in cash. This allowed the Company to maintain its percentage interest in U-Tel, Inc.

6.  Property, Plant and Equipment
---------------------------------

     Property, plant and equipment consists of the following:

                                                     October 31,
                                           ---------------------------
                                               1998           1997
                                           ------------    -----------

     Land and buildings                     $   11,950      $   9,882
     Plant and machinery                         5,549          3,633
     Furniture and equipment                     4,003          3,184
     Leasehold improvements                      1,866          1,318
                                           ------------    -----------
          Total                             $   23,368      $  18,017
     Less: Accumulated depreciation and
            amortization                        (7,275)        (5,478)
                                           ------------    -----------
          Total                             $   16,093      $  12,539
                                           ============    ===========

7.  Intangible Assets
---------------------

     The intangible asset of $3,000 on the balance sheet at October 31, 1998 represents a portion of the acquisition price allocated to brand name and goodwill with regards the assets and business of KidActive, LLC, dba Girl Tech(TM) acquired during the quarter ended April 30, 1998. KidActive, LLC, dba Girl Tech(TM) was a development stage enterprise and had not traded prior to the Company's acquisition of its assets. The Company purchased the assets and business of KidActive, LLC, dba Girl Tech(TM) for $2,400 in cash plus 190,094 shares, a total of $6,000. Of this $4,500 was capitalised as goodwill and brand name and $1,500 was written off immediately as purchased research and development. It is management's opinion that the amounts capitalized of $4,500 represent the fair value assigned to the intangible assets acquired. This cost is being amortized over a three year fiscal period on a straight-line basis. Accumulated amortization was $1,500 at October 31, 1998.

Intangible assets are as follows:

                                               October 31,
                                                   1998
                                               ------------
     At cost:
       Brand name                               $    1,000
       Goodwill                                      3,500
                                               ------------
          Total                                      4,500
     Less: Accumulated amortization                 (1,500)
                                               ------------
          Total                                 $    3,000
                                               ============

8.  Unusual Item
----------------

     During the second quarter of 1996, a gain of $709 was made from the sale of a property in Hong Kong.

9.  Income Taxes
----------------

     The components of income from continuing operations before income taxes are as follows:

                                                   Year ended October 31,
                                        ----------------------------------------
                                           1998            1997           1996
                                        -----------    -----------    ----------

United States                            $ 11,579       $  2,167       $   910
Foreign subsidiaries operating in:
  People's Republic of China               39,274         27,544         1,348
  Hong Kong                                   137             68           828
                                        -----------    -----------    ----------
                                         $ 50,990       $ 29,779       $ 3,086
                                        ===========    ===========    ==========


     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997 and is expected to be taxed at a 12% rate from January 1, 1999. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes.

     The credit (provision) for income taxes consists of the following:

                                                      Year ended October 31,
                                                 -------------------------------
                                                  1998         1997       1996
                                                 -------     -------     -------

Hong Kong
     Current income tax                          $   (61)    $  (123)    $    45

United States
     State tax (expense) benefit, net of
         federal tax (expense) benefit           $(4,307)    $    38     $    75
     Change in deferred tax                        4,634        (108)        --
                                                 -------     -------     -------
                                                 $   327     $   (70)    $    75
                                                 -------     -------     -------

Income tax credit (provision)                    $   266     $  (193)    $   120
                                                 =======     =======     =======


     A reconciliation between the credit (provision) for income taxes computed by applying the statutory tax rates in the United States for 1998, 1997 and 1996 to income before income taxes and the actual credit (provision) for income taxes is as follows:

                                                  Year ended October 31,
                                          ------------------------------------
                                            1998          1997           1996
                                          --------      --------      --------

US statutory rate                               34%           34%           34%
                                          --------      --------      --------

Provision for income taxes at
  statutory rate on income for
  the year                                $(17,337)     $(10,125)     $ (1,049)
State income taxes                            (133)           (7)           95
International rate differences              15,369         9,807           365
Accounting (losses) gains for
  which deferred income tax
  cannot be recognized                      (1,991)         (430)          302
Decrease in valuation allowance              4,406           854           293
Other                                          (48)         (292)          114
                                          --------      --------      --------
Income tax credit (provision)             $    266      $   (193)     $    120
                                          ========      ========      ========


     Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective amounts for financial statement purposes. At October 31, 1998 and 1997 deferred income taxes comprised:


m

                                            October 31,
                                        ------------------
                                          1998        1997
                                        -------    -------
Deferred tax assets (liabilities):
Excess of tax over financial
     reporting depreciation             $   (79)   $   (79)
Tax losses                                 --        1,173
Bad debt allowance                          158        309
Advertising allowances                    2,100        244
Inventory obsolescence reserve              749        643
Accrued sales adjustments and returns     1,583      1,321
Other                                        44        716
                                        -------    -------
                                          4,555      4,327
Valuation allowance                        --       (4,406)
                                        -------    -------
                                        $ 4,555    $   (79)
                                        =======    =======


10.  Discontinued Operation
---------------------------

     On July 31, 1996 the Company adopted a plan to discontinue its Pub Poker operations. All products and raw materials relating to Pub Poker were disposed of by October 31, 1996 either by means of sale at discounted prices or by scrapping. The loss from Pub Poker operations has been accounted for as a discontinued operation.

11.  Common Stock
-----------------

     On December 22, 1997, the Board adopted a plan authorizing the Company to repurchase up to one million shares of its common stock. On June 16, 1998, the Board adopted another plan authorizing the Company to repurchase up to one million additional shares of its common stock. On September 18, 1998, the Board adopted a further plan authorizing the Company to repurchase up to another one million additional shares of its common stock.

     During the year ended October 31, 1998, the Company repurchased 2,610,400 shares at an average price of $14.36 per share under these programs. All repurchased shares were cancelled.

     During the quarter ended April 30, 1998, the Company issued 190,094 shares of newly issued common stock at $18.938 per share as a portion of the acquisition price for the assets and business of KidActive, LLC, dba Girl Tech(TM).

12.  Earnings Per Share
-----------------------

     The following information shows the numbers used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock:

                                              Year ended October 31, 1998
                                       ----------------------------------------
                                                                      Earnings
                                         Numerator   Denominator     per share
                                       ----------    -----------     ----------
Basic earnings per share:
Net income                             $   51,256     20,239,790     $   2.53
                                                                     ==========
Effective of dilutive options                          1,248,574
                                       ----------    -----------

Diluted earnings per share:
Net income, assuming                   $   51,256     21,488,364     $   2.39
    all dilutive options exercised     ==========    ============   ===========


     Options on 197,000 shares of common stock were not included in computing diluted earnings per share since their effects were antidilutive.

13.  Stock Options
------------------

     The Company's 1994 Stock Option Plan (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meetings in April 1997 and 1998, the Stock Option Plan's aggregated common stock increased by 400,000 and 800,000 respectively. In total, the Stock Option Plan's aggregate common stock increased to 2,800,000 shares available for options. Options under this plan are generally exercisable ratably over five years from the date of grant unless otherwise provided.

     In January 1996, due to the reduced market price of Radica Games common stock, the Company offered active employees holding outstanding options the opportunity to exchange them for stock options at an exercise price equal to the fair market value at that time. As a result of the offer, holders of 916,000 options at an exercise price of $8.50 returned their options for cancellation and 916,000 options at an exercise price of $1.375 were granted in exchange.

     In January 1997, 60,000 stock options held by outside directors at an exercise price of $11.00 per share were repriced to $1.72 per share, the market price on January 3, 1997. Upon each re-election to the Board of Directors in 1995 and 1996, each outside director received non-qualified stock options to purchase 5,000 shares of common stock of the Company at $3.66 per share and $1.50 per share, respectively (the closing market price on those dates). Upon re-election to the Board of Directors in 1997 and thereafter, each outside director received or will receive non-qualified stock options to purchase 15,000 shares of Common Stock of the Company at an exercise price equal to the closing market price on such date.

     Option activity for each of the three fiscal years ended October 31, 1996, 1997 and 1998:-

                                                            Weighted average
                                             Number          exercise price
                                           of shares            per share
                                           ---------        ----------------
                                         (in thousands)

Outstanding at October 31, 1995              1,269            $   7.44
Options granted                              1,091                1.37
Options cancelled                           (1,194)               7.12
                                         -----------
Outstanding at October 31, 1996              1,166            $   2.09
Options granted                                856                2.98
Options cancelled                              (86)               8.22
Options exercised                             (180)               1.22
                                         -----------
Outstanding at October 31, 1997              1,756            $   2.31
Options granted                                649               13.97
Options cancelled                              (43)              14.63
Options exercised                             (424)               2.39
                                         -----------
Outstanding at October 31, 1998              1,938                5.92
                                         ===========
Exercisable at October 31, 1998                215            $   2.59


     The following is additional information relating to options outstanding as of October 31, 1998:



                                        Options Outstanding                          Options exercisable
                         -----------------------------------------          ----------------------------------
                                                      Weighted average
                                  Weighted average    remaining                                  Weighted average
Exercise           Number         exercise price      contractual             Number             exercise price
price range        of shares      per share           life (years)            of shares          per share
-----------        ---------      ----------------    ----------------        ----------         ----------------
                 (in thousands)                                             (in thousands)
$ 0.567 to 2.000       862        $    1.33                7.40                 115               $   1.46
$ 2.001 to 4.000       394             3.51                8.49                  90                   3.49
$ 4.001 to 6.000         8             5.00                8.63                  -                      -
$ 6.001 to 8.000        55             6.76                8.75                   8                   6.63
$ 8.001 to 10.000        5             8.60                8.80                   1                   9.00
$ 10.001 to 12.000     321            10.99                9.98                  -                      -
$ 12.001 to 14.000      45            12.87                9.18                   1                  12.00
$ 14.001 to 16.000      26            15.54                9.12                  -                      -
$ 16.001 to 18.000     121            17.02                9.46                  -                      -
$ 18.001 to 20.000     101            19.10                9.47                  -                      -
                     -----                                                    -----
                     1,938        $    5.92                8.40                 215               $   2.59
                     =====                                                    =====

     Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant of $7.23, $1.59 and $0.71 per option for the year ended October 31, 1998,

     1997 and 1996, respectively, were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:


                                              Year ended October 31,
                                  ----------------------------------------------
                                       1998             1997            1996
                                  -------------    ------------    -------------

Expected life of options              5 years          5 years        5 years
Risk-free interest rate               6.50%            6.50%          6.25%
Expected volatility of
     underlying stock                   50%              50%            50%
Dividends                                0%               0%             0%


     The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the stock options.

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:


                                              Year ended October 31,
                                  ----------------------------------------------
                                        1998            1997            1996
                                  -------------    ------------    -------------

Pro forma net income               $  50,548       $  29,154        $   1,202
Pro forma earnings per share       $    2.50       $    1.40        $    0.06


14.  Concentrations of Credit Risk and Major Customers
------------------------------------------------------

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company has three customers which accounted for more than twenty-five percent, twenty-one percent and ten percent of net sales in fiscal 1998, three customers which accounted for more than twenty percent, eighteen percent and ten percent of net sales in fiscal year 1997 and had two customers which accounted for more than twenty and sixteen percent of net sales in fiscal year 1996. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

15.  Estimated Fair Value of Financial Instruments
--------------------------------------------------

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The  carrying  amounts  of  cash  and  short-term   investments,   accounts
     receivable and accounts payable are reasonable estimates of their fair value.

16.  Commitments and Contingencies
----------------------------------

     The Company leases certain warehouses and equipment under operating leases. Total expense for the operating leases was $401, $358 and $411 in 1998, 1997 and 1996, respectively.

     At October 31, 1998, the Company was obligated under operating leases requiring future minimum lease payments as follows:


                                           Operating leases
                                           ----------------

          1999                               $         260
          2000                                         267
          2001                                         134
          2002                                         108
          2003                                         106
          Thereafter                                   586
                                             -------------
          Total minimum lease payments       $       1,461
                                             =============

     At October 31, 1998, certain leasehold land and buildings with a net book value of $4,887 and bank balances of $3,871 were pledged to secure general banking facilities including overdraft and trade facilities granted to the Company.

17.  Retirement Plan
--------------------

     The  Company   has   defined   contribution   retirement   plans   covering
     substantially all employees in Hong Kong. Under these plans, eligible employees may contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $125, $94 and $55 for the year ended October 31, 1998, 1997 and 1996, respectively.

18.  Litigation
---------------

     Ten purported class actions filed in various United States District Courts against the Company, various of its officers and directors, and the managing underwriters of the Company's initial public offering were consolidated in the United States District Court for the District of Nevada under the caption In re Radica Games Limited Securities Litigation, Master File No. CV-S-94-00653-DAE (LRL). Plaintiffs filed a consolidated complaint on November 4, 1994 that superseded all the complaints in the individual actions.

     The named plaintiffs originally sought to represent a class consisting of purchasers of the Company's common stock in the initial public offering or in the open market from May 13 through July 22, 1994 and sought unquantified monetary damages and other relief against the defendants for alleged violations of Sections 11, 12(2), and 15 of the Securities Act of 1933, Sections 10b (and Rule 10b-5 thereunder), 20(a), and 20A(a) of the Securities Exchange Act of 1934, Sections 90.570, 90.660 and 90.660.4 of the Nevada Revised Statutes, and the common law of Nevada relating to the Company's registration statement and other public disclosures. As a consequence of an Order of the Court granting in part defendants' motion to dismiss the complaint and a stipulation of the parties, all of plaintiffs' claims other than those arising under the Securities Act of 1993, and limited to certain specified statements in the Company's registration statement, were dismissed without prejudice. Pursuant to a stipulation of the parties, the Court provisionally agreed to treat the remaining claims as class claims.

     After the close of discovery, plaintiffs moved for leave to amend their complaint to add allegations with respect to an additional claimed omission in the registration statement. Shortly thereafter, the Company moved for summary judgment seeking dismissal of the complaint. Following a hearing on July 31, 1996, the District Court entered an Order (i) denying plaintiffs' motion to amend the complaint and (ii) granting the Company's (and the other defendants') motion for summary judgment, and on August 9, 1996 the District Court entered a judgment dismissing the action. Plaintiffs subsequently moved for reconsideration of the grant of summary judgment against them, and the court denied their motion.

     Plaintiffs filed a timely appeal to the United States Court of Appeals for the Ninth Circuit, and oral argument of such appeal was held on November 5, 1997. On November 14, 1997, the Court of Appeals entered an Order affirming the judgment of the District Court. Plaintiffs sought no further review and such judgment is now final.

19.  Segment Information
------------------------

     The Company operates in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. Geographic financial information is as follows:

                                              Year ended October 31,
                                  ----------------------------------------------
                                        1998            1997            1996
                                  -------------    ------------    -------------

Net sales:
     United States                $  114,688        $  57,478       $  33,036
     PRC and Hong Kong                38,029           28,537          13,456
     Other                             2,901            1,745           1,043
                                  ----------        ---------       ---------
                                  $  155,618        $  87,760       $  47,535
                                  ==========        =========       =========
Operating income (loss):
     United States                $   9,347         $   2,269       $     973
     PRC and Hong Kong               39,053            25,990             906
     Other                              221              (167)            (85)
                                  ----------        ---------       ---------
                                  $  48,621         $  28,092       $   1,794
                                  ==========        =========       =========
Identifiable assets:
     United States                $  45,296         $  24,745       $  16,011
     PRC and Hong Kong               66,660            53,639          25,313
     Other                            1,565             1,065           1,401
                                  ---------         ---------       ---------
                                  $ 113,521         $  79,449       $  42,725
                                  ==========        =========       =========


     A significant portion of PRC and Hong Kong net sales were export sales to the United States.

20.   Valuation and Qualifying Accounts
---------------------------------------

                                                 Year ended October 31,
                                       -----------------------------------------
                                          1998            1997           1996
                                       -----------    -----------    -----------

Beginning of year:
 Allowances for doubtful accounts      $    908       $     234      $   1,572
 Estimated customer returns               2,327             817          1,790
 Provision for inventories                3,479           8,419         11,873
                                       --------       ---------      ---------
                                       $  6,714       $   9,470      $  15,235
                                       ========       =========      =========
Charged for the year:
 Allowances for doubtful accounts      $    213       $     818      $      70
 Estimated customer returns                 456           1,995          1,250
 Provision for inventories                1,105              -              -
                                       --------       ---------      ---------
                                       $  1,774       $   2,813      $   1,320
                                       ========       =========      =========
Release of provision:
 Allowances for doubtful accounts      $   (655)      $    (144)     $  (1,408)
 Estimated customer returns              (1,408)           (485)        (2,223)
 Provision for inventories               (2,170)         (4,940)        (3,454)
                                       --------       ---------      ---------
                                       $ (4,233)      $  (5,569)     $  (7,085)
                                       ========       =========      =========
End of year:
 Allowances for doubtful accounts      $   466        $     908      $     234
 Estimated customer returns              1,375            2,327            817
 Provision for inventories               2,414            3,479          8,419
                                       -------        ---------      ---------
                                       $ 4,255        $   6,714      $   9,470
                                       =======        =========      =========

21.  Selected Quarterly Financial Data (Unaudited)
--------------------------------------------------

                                                   Quarter ended
                                    -------------------------------------------
                                    Jan. 31     Apr. 30     Jul. 31     Oct. 31
                                    -------     -------     -------     -------
Fiscal 1998
-----------
  Net sales                         $26,473     $31,750     $34,829     $62,566
  Gross profit                       14,674      17,984      19,481      32,903
  Net income                          9,009       9,046      11,184      22,017
  Basic earnings per share             0.43        0.45        0.55        1.13

Fiscal 1997
-----------
  Net sales                          $12,668     $12,175    $22,532     $40,385
  Gross profit                         5,476       5,422     11,671      24,303
  Net income                           2,522       2,317      7,147      17,600
  Basic earnings per share              0.12        0.11       0.34        0.84

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders and Directors of Radica Games Limited


         We have audited the accompanying consolidated balance sheets of Radica Games Limited and subsidiaries as of October 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such financial statements present fairly, in all material respects, the financial position of Radica Games Limited and subsidiaries as of October 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1998, in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte Touche Tohmatsu

HONG KONG
December 15, 1998

COMMON STOCK DATA
-----------------

         As of January 31, 1999 there were approximately 140 record holders of the Company's common stock. The Company believes that this represents more than 2,000 individual shareholders.

Price Range of Common Stock
---------------------------

Fiscal Year and Quarter
-----------------------                                       High        Low

1998
 Two months stub period ending December 31, 1998*........  $ 17 1/2   $ 13 5/8
 Fourth..................................................    16 5/8      9 3/4
 Third...................................................    22 1/4     16 1/8
 Second..................................................    20 5/8     14 3/4
 First...................................................    19         12 7/8

1997
 Fourth..................................................  $ 15 3/8   $  7 1/2
 Third...................................................     7 7/8      2 7/8
 Second..................................................     4 1/8      2 3/8
 First...................................................     3 1/4      1 1/16

1996
 Fourth..................................................  $  1 3/4    $   3/4
 Third...................................................     1 15/16     15/16
 Second..................................................     2          1 1/4
 First...................................................     2 1/2      1 1/8

 * The Company changed its fiscal year-end date from October 31 to December 31 effective from 1999.

The Company's common shares have been traded on the NASDAQ National Market System since May 13, 1994. Prior to that time, the Company's securities were privately held. The Company's symbol for its common shares is "RADAF". On October 30, 1998 the share price closed at $14 7/16.

The Company has not  declared any  dividends  since it became  public.